BERTHEL FISHER
& COMPANY [Logo]


September 18, 2000

Mr. Michael Dion
RContest.Com, Inc.
3190 N.E. Expressway
Suite 230
Atlanta, Georgia 330341

Mr. Mike:

This is to confirm the following changes to our existing Investment Banking Agreement sign in May of this year.

We are extending the term of the agreement to one year from the date of the agreement instead of three months and we are lowering the minimum amount to be raised from $2,000,000 to $1,000,000. Henceforth, we are also canceling the bridge loan funding at this time.

Sincerely,

/s/ Peter Baxter

Peter Baxter
Corporate Finance Representative



















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3500 Parkway Lane, Suite 415
Norcross, GA 30092
678-421-0058
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